Exhibit 21.1

List of Principal Subsidiaries

As of September 26, 2008

Name	Jurisdiction of Incorporation/ Organization
Dolby Laboratories, Inc.	California
Dolby Laboratories Licensing Corporation	New York
Dolby Sweden Holding AB	Sweden